[DDCSH LETTERHEAD]
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                  Christopher W. Carr
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                                 Craig A. Stoner
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada


August 9, 2005



H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      GALAXY ENERGY CORPORATION
         REGISTRATION STATEMENT ON FORM S-3 FILED JUNE 30, 2005
         FILE NO. 333-126310

Dear Mr. Schwall:

On behalf of Galaxy Energy Corporation (the "Company"), Amendment No. 1 to the registration statement on Form S-3, File No. 333-126310 is being filed.

Pursuant to Rule 429, this pre-effective amendment constitutes a post-effective amendment to the following registration statements:
o        File No. 333-120275;
o        File No. 333-119113
o        File No. 333-113482;
o        File No. 333-113481; and
o        File No. 333-110053.

The comments of the Staff in its letter dated July 28, 2005, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

GENERAL

1. IN THE AMENDED REGISTRATION STATEMENT, DISCLOSE THAT YOU WILL FILE A NEW REGISTRATION STATEMENT TO COVER THE RESALE OF ANY SHARES BEYOND THE AMOUNTS YOU INCLUDE. FOR EXAMPLE, YOU WILL NEED TO FILE A NEW REGISTRATION STATEMENT IF YOU WILL BE ISSUING MORE THAN THE NUMBER OF SHARES REFERENCED IN FOOTNOTE 2 ON PAGE 11.

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 9, 2005
Page 2



         RESPONSE:  Complied.  See pages ii and 13.

CALCULATION OF REGISTRATION FEE, PAGE II

2. WE NOTE THAT YOU ARE REGISTERING FOR RESALE 18,492,367 SHARES ISSUABLE WITH RESPECT TO THE CONVERTIBLE NOTES. PLEASE CONFIRM THAT THIS NUMBER INCLUDES SHARES THAT MAY BE ISSUABLE IN LIEU OF CASH INTEREST PAYMENTS ON THE CONVERTIBLE DEBENTURES. IF NOT, REVISE THE FEE TABLE AND MAKE CORRESPONDING CHANGES THROUGHOUT THE PROSPECTUS TO INDICATE THE TOTAL AMOUNT OF SHARES, INCLUSIVE OF INTEREST SHARES, THAT YOU INTEND TO REGISTER.

         RESPONSE: This number includes shares that may be issuable in lieu of cash interest payments on the convertible notes.

RISK FACTORS, PAGE 4

TERMS OF SUBSEQUENT FINANCING, PAGE 4

3. TAILOR THE RISK FACTOR DISCUSSION SO THAT YOU FURTHER CLARIFY HOW THE TERMS OF FINANCING TRANSACTIONS MAY IMPACT SHAREHOLDERS. FOR EXAMPLE, MAKE CLEAR ANY ADVERSE IMPACT THAT COULD RESULT FROM THE SECURITIES PURCHASE AGREEMENT ENTERED INTO ON MAY 31, 2005, WHICH INCLUDED THE GRANTING OF A PERPETUAL OVERRIDING ROYALTY INTEREST WITH RESPECT TO 1% TO 3% OF YOUR DOMESTIC ACREAGE, GRANTED RIGHTS OF FIRST REFUSAL WITH RESPECT TO FUTURE DEBT AND/OR EQUITY FINANCINGS, AND GRANTED THE INVESTORS THE RIGHT TO PARTICIPATE IN CERTAIN FARM-OUT FINANCING TRANSACTIONS.

         RESPONSE:  Complied.  See page 5.

SELLING STOCKHOLDERS, PAGE 10

4. PLEASE IDENTIFY ANY SELLING STOCKHOLDERS WHO ARE REGISTERED BROKER-DEALERS OR AFFILIATES OF REGISTERED BROKER-DEALERS. IF YOU DETERMINE THAT ANY SELLING STOCKHOLDER IS A REGISTERED BROKER-DEALER, PLEASE REVISE YOUR DISCLOSURE TO INDICATE THAT SUCH SELLING STOCKHOLDER IS AN UNDERWRITER, UNLESS SUCH SELLING STOCKHOLDER RECEIVED ITS SECURITIES AS COMPENSATION FOR INVESTMENT BANKING SERVICES. WITH RESPECT TO ANY AFFILIATE OF A REGISTERED BROKER-DEALER, PLEASE DISCLOSE, IF TRUE, THAT SUCH SELLING STOCKHOLDER ACQUIRED ITS SHARES IN THE ORDINARY COURSE OF BUSINESS AND AT THE TIME OF THE ACQUISITION DID NOT HAVE ANY ARRANGEMENTS OR UNDERSTANDINGS WITH ANY PERSON TO DISTRIBUTE THE SECURITIES. IF NOT, YOU MUST INDICATE THAT SUCH STOCKHOLDER IS AN UNDERWRITER.

         RESPONSE: The Company hereby advises the Staff that each of HFTP, Gaia and Caerus has advised the Company that (i) it is not a registered broker-dealer, (ii) it

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 9, 2005
Page 3



         does not control and is not controlled by a registered broker-dealer,
         (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of such selling stockholder was not involved in the purchase of the convertible notes and has not been and will not be involved in the ultimate sale of the underlying common stock, (v) it purchased the convertible notes in the ordinary course of its business, and (vi) at the time such selling stockholder purchased the convertible notes, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly. The Company has revised the Plan of Distribution discussion on page 16 to include statements to the effect of clauses (v) and (vi) above.

         The Company also advises the Staff that Bill Corbett, Michael Jacks, and Gary Shemano are affiliates of a registered broker-dealer. This fact and the fact that they acquired their warrants as compensation for investment banking services has been noted in footnote 5 to the Selling Stockholders table appearing on page 13.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 14

5. PLEASE UPDATE THE DISCLOSURE THAT APPEARS UNDER THIS HEADING TO REFLECT OUR NEW ADDRESS AT 100 F STREET, N.E., WASHINGTON, DC 20549.

         RESPONSE:  Complied.  See page 17.

INCORPORATION BY REFERENCE, PAGE 15

6. FOR CLARIFICATION, REVISE TO SPECIFY NOT ONLY THE DATES OF THE CURRENT REPORTS ON FORM 8-K AND 8-K/A BUT ALSO THE DATES SUCH REPORTS WERE FILED

         RESPONSE:  Complied.  See page 18.

Please contact the undersigned if you have any further questions.

Sincerely,

/s/ CRAIG A. STONER for

Fay M. Matsukage

Enclosures
Cc:      Galaxy Energy Corporation
         Wheeler Wasoff, P.C.
         Hein & Associates LLP